

July 22, 2010

Via U.S. Mail

Thomas J. Sabatino, Jr., Esq.
Senior Vice President, General Counsel
UAL Corporation
77 W. Wacker Drive
Chicago, IL 60601

> **Re:** **UAL Corporation**
> **Registration Statement on Form S-4**
> **Filed June 25, 2010**
> **File No. 333-167801**
>
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed February 26, 2010**
> **Form 10-Q for the quarter ended March 31, 2010**
> **Filed April 27, 2010**
> **Definitive Proxy on Schedule 14A**
> **Filed April 20, 2010**
> **File No. 001-06033**

Dear Mr. Sabatino:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note the prospectus supplements pursuant to Rule 424(b)(5) dated June 29, October 2, October 6, and November 17, 2009. We are unable to locate an unqualified Exhibit 5 legality opinion for the specific securities sold in these particular offerings, which refer to the shelf registration statements on Form S-3 filed on June 19, 2007 and December 1, 2008. Please file the opinions by post-effective amendment or incorporate from Form 8-

K as appropriate, or advise. Please consider Compliance and Disclosure Interpretation 212.05 for 1933 Act Rules as guidance.

Registration Statement on Form S-4

General

2. Please provide us with copies of the" board books" and any other materials provided to the boards and management in connection with the proposed transaction. Such materials should include all presentations made by the financial advisors. Also, provide us with copies of the engagement letters.

Interests of Continental Directors and Executive Officers in the Merger, page 4

3. Please quantify the aggregate amounts of all benefits which officers and directors receive in the merger which regular shareholders do not. Use tabular presentation if that makes it easier to understand for shareholders.

Solicitation of Proxies, page 33

4. We note your disclosure that UAL's directors, officers, and employees may also solicit proxies. Please revise your disclosure here to remove doubt as to who is a participant by (i) identifying by name the participant; and (ii) stating definitively that such person is a participant in the solicitation.   Refer to Instruction 3 to Item 4 of Schedule 14A for the definition of a participant. Please also apply this comment and the following comment to disclosure regarding the solicitation of proxies by Continental on page 37.

5. We note that proxies may be solicited in person, by telephone, or by other electronic means including by internet and facsimile. Please confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.

Background of the Merger, page 38

6. Please refer to the third paragraph of this section on page 38. Please revise the second sentence, if true, to clarify that the other airline obtained its preferred security after the 2006 authorization to consider a business consolidation transaction.

7. Please revise the first full paragraph on page 42 to disclose how the exchange ratio of 1.05 UAL shares per each share of Continental common stock was determined, including which party proposed the ratio.

UAL's Reasons for the Merger, page 45

8. Please revise the first paragraph to clarify that all material factors are discussed in this section.

9. Please revise the first bullet to briefly explain what you believe your complementary strengths to be.

10. Please revise the third bullet to list and quantify, to the extent able, the expected synergies.

11. Please revise the fifth bullet on page 46 to quantify the estimated integration costs.

12. Please tell us why the extremely broad range shown by the Comparable Companies Analysis (0.141 to 1.287) on page 53 does not show primarily that that particular analysis is not useful for a fairness analysis.

Litigation, page 88

13. Please provide us with copies of the complaints for the actions discussed.

The Merger Agreement, page 90

14. We note the second paragraph of this section. Please confirm that there are not conditions that differ from the representations and warranties so greatly as to make any statements in the prospectus misleading by the omission of such statement. Alternately, revise the prospectus.

Material U.S. Federal Income Tax Consequences, page 105

15. It appears you are planning on filing a short-form tax opinion. As such, please delete the phrase "general summary" in the first sentence of this section as the discussion is counsel's opinion.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

(i) Intangible Assets, page 116

16. Based upon the explanation that you have provided for the adjustment to the intangible asset balance (i.e., adjustment "i") in your pro forma financial statements, it appears that you may intend to treat the purchase price consideration allocated to "take-off and landing slots" as an indefinite-lived asset. However, based upon Footnote 3 to the financial statements included in your fiscal year 2009 Form 10-K, it appears that the value assigned to "Airport slots and gates" is sometimes amortized. In this regard, please tell us (i) the factors that you consider and/or assumptions that you make when determining whether the value assigned to "airport slots and gates" should be amortized or treated as an indefinite-lived intangible asset and (ii) whether any portion of the merger purchase price assigned to "take-off and landing slots" will be amortized based upon such factors or assumptions. In addition, tell us the total amount of purchase price that you currently plan to allocate to the "take-off and landing slots."

17. Please explain to us why your pro forma adjustment to intangible assets only resulted in an $8 million pro forma increase to amortization expense for the quarterly period ended March 31, 2010, given that it resulted in a $66 million pro forma increase to amortization expense for the fiscal year ended December 31, 2009. As part of your response, tell us (i) what portion of your $2.2 billion pro forma adjustment is expected to be allocated to amortizable intangible assets and (ii) the weighted-average period over which you plan/expect to amortize such balance.

(r) Continental Stockholders' Equity, page 118

18. We note that your unaudited pro forma condensed combined statement of operations for the year ended December 31, 2009 includes a $404 million adjustment to reflect lower aircraft fuel expenses related to Continental's fuel hedge losses that were previously deferred in accumulated other comprehensive income (loss), but will be eliminated upon the application of acquisition method accounting. In this regard, it is unclear to us why you believe that the elimination of the net accumulated other comprehensive loss balance related to Continental's prior fuel hedge activity would have a continuing impact on post-merger (i.e., combined company's) results. Furthermore, it is unclear why fuel hedge losses that were deferred by Continental (i.e., not expensed in the statement of operations) would result in a pro forma reduction to fuel costs in the combined company's pro forma statement of operations. Please explain the reason for your adjustment or revise. In addition, to the extent that you continue to believe that your pro forma adjustment is appropriate, please explain to us why a similar adjustment was not required in the unaudited pro forma condensed combined statement of operations for the quarterly period ended March 31, 2010.

Where You Can Find More Information, page 139

19. Please update to cite all additional documents that will be incorporated by reference as of your registration statement's effective date.

Other

20. Please update the financial information contained in your filing (e.g, the "summary historical consolidated financial data" and "unaudited pro forma condensed combined financial information") to reflect information from your most recently filed periodic reports.

Exhibit 8.1

21. Please have counsel either revise its opinion to delete the second and third sentences of the last paragraph on page 1 or confirm that it will refile the opinion dated the date of effectiveness.

22. Please have counsel revise the first paragraph on the second page to clearly state that the discussion in the material tax consequences section of the prospectus is counsel's opinion. It is inappropriate for the short-form opinion to state that the statements in the prospectus are an accurate summary or discussion of the tax consequences.

Form 10-K

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Operating Revenues, page 42

23. While we acknowledge that the statistical and unit measurements provided in your MD&A disclosure provide meaningful information regarding the period-to-period changes in your passenger revenue, we also believe that your disclosure could be further enhanced by directly addressing factors such as changes in the number of passengers carried and changes in average ticket price. Please expand your disclosure accordingly, or advise. In addition, please provide your proposed expanded disclosure as part of your response.

Operating Expenses, page 45

24. We note that during fiscal year 2009, you recognized significant non-cash fuel hedge gains, while also recognizing material cash fuel hedge losses. Similarly, non-cash fuel hedges had a materially different impact on your fiscal year 2008 operating results than cash fuel hedges. Given the observations noted above, we believe that you should expand your MD&A disclosure to separately discuss the factors directly impacting the gains and losses recognized for non-cash fuel hedge activity versus cash fuel hedge activity. Please revise your disclosure accordingly, or advise. In addition, please provide your proposed expanded disclosure as part of your response.

Item 8. Financial Statements and Supplementary Data

Note 1. Summary of Significant Accounting Policies

(g) Mileage Plus Awards, page 86

25. Please disclose the portion of each period's miles sales that are recognized immediately (i.e., for the marketing-related element) and the portion that were deferred (i.e., for the air transportation element), as well as the gross amounts of miles sales proceeds in each period. In this regard, refer to comment 8 of our comment letter dated August 19, 2008

(p) New Accounting Pronouncements

Retrospective Adoption of ASC 470 Update and ASC 260 Update, page 89

26. While we note that the adoption of the "ASC 470 Update" impacted the accounting treatment for your company's 4.5% Senior Limited-Subordination Convertible Notes and 5% Senior Convertible Notes due 2021, based upon your disclosure in Footnote 2 and Footnote 11, it is not clear whether such guidance applied to your company's 6% Senior Convertible Notes due 2029 (the "6% Convertible Notes"). In this regard, please tell us whether such guidance was applicable to the 6% Convertible Notes, as well as the reason(s) why or why not. If the "ASC 470 Update" was applicable, please expand your disclosure in Note 11 to include the disclosures outlined in FASB ASC Topic 470-20-50-3 through 50-6.

Note 3. Asset Impairments and Intangible Assets

Aircraft and definite-lived intangible assets, page 93

27. We note that in connection with the aircraft impairment tests performed as of February 28, 2009, you determined that two of your fleet types had a carrying value in excess of the estimated undiscounted cash flows that they are expected to generate. However, you also determined that the carrying value of each fleet type was not impaired, as each fleet's fair value exceeded its respective carrying value. Based upon your disclosure on page 65 of the "Critical Accounting Policies" section of MD&A, it appears that you may have estimated the fair value of the two fleets based upon asset appraisals, published aircraft pricing guides, and/or recent transactions for similar aircraft (i.e., a market approach). In this regard, please (i) identify the fleet types that were determined to have carrying values in excess of undiscounted cash flow projections and (ii) provide or explain the following information regarding your use of the market approach to evaluate each fleet for impairment:

- the carrying value of each fleet as of February 28, 2009;
- the specific market valuation approach(es) used to determine the fair value of each fleet (e.g., asset appraisals, comparisons to pricing guides, and comparisons to recent transactions), and your estimate of fair value under each method;
- information regarding who performed the fair market valuations for each fleet (e.g., you or an independent third party);
- the relative weight of consideration given to each market value approach, if multiple approaches were applied; and
- any known reason(s) why your estimates of each fleet's fair value under the market approach would be expected to exceed the projected cash flows expected to be generated from the use of each fleet.

As part of your response, also tell us (a) the amount by which each fleet's carry value exceeded its projected undiscounted cash flows at February 28, 2009 and (b) whether the current carrying values of the fleets exceed your current undiscounted cash flow projections.

Intangibles, page 95

28. We note that you have assigned the "Mileage Plus" database a weighted-average useful life of approximately seven years. However, the change in the related accumulated amortization balance between December 31, 2008 and December 31, 2009 does not appear to be reflective of the amortization expense that would be expected based upon a seven year useful life. In this regard, please explain why the change in the accumulated amortization balance between fiscal years 2008 and 2009 was substantially less than that which would be expected.

Note 8. Retirement and Postretirement Plans, page 103

29. Refer to the table on page 107, which discloses your company's expected future benefit payments related to its retirement plans. Please tell us why the "Other Benefits" payments that you expect to make in future years are significantly less than the other benefits that were paid during fiscal years 2009 and 2008. If your table presents your company's expected benefit payment obligations net of the contributions expected to be made net by your plans' participants, please clarify such fact in your disclosure.

Note 11. Debt Obligations and Card Processing Agreements, page 111

30. We note that you have not disclosed the interest rate margins that are applicable to several of the variable rate debt instruments described in your footnote. Please revise your disclosure accordingly.

Form 10-Q

Item 1. Financial Statements

Combined Notes to Condensed Consolidated Financial Statements

Note 2. New Accounting Pronouncements, Changes in Estimate and Change in Accounting, page 9

31. Per your disclosure on page 10, you adopted a new methodology for recognizing "Mileage Plus" breakage during the first quarter of fiscal year 2010. This change in methodology appears to reflect a change in accounting policy, as evidenced by the preferability letter provided by your independent auditor. In this regard, please tell us why the change in accounting policy was not applied (i) retrospectively or (ii) by reflecting the cumulative effect of the change as of the beginning of the earliest period to which the new accounting principle can be applied. Refer to FASB ASC Topic 250-10-45-5 and 45-6 for further guidance. To the extent that the application of both of the

aforementioned methods was deemed impracticable, please disclose such fact, as wells as the reasons therefore. Refer to FASB ASC Topic 250-10-50-1(a)(4) for further guidance.

Note 10. Fair Value Measurements and Derivative Instruments

Derivative Instruments

Aircraft Fuel Hedges, page 15

32. Per your disclosure, effective April 1, 2010, you designated substantially all of your outstanding fuel derivative contracts that settle in periods subsequent to June 30, 2010 as cash flow hedges under ASC Topic 815. We note that your election to designate fuel hedges as cash flow hedges deviates from your historical practice of primarily designating such hedges as economic hedges. In this regard, please tell us and disclose, as appropriate, the factors and/or considerations that resulted in the change in your accounting practice.

Schedule 14A

Corporate Governance, page 11

Risk Oversight, page 12

33. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Thomas J. Sabatino, Jr., Esq.
UAL Corporation
July 22, 2010
Page 9

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Sears at (202) 551-3302 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via facsimile (212) 474-3700
        George E. Zobitz, Esq.
        Cravath, Swaine & Moore LLP